Exhibit 4.34

Summary in English of the Tenedora Ares Share Purchase Agreement

The following are the main terms and conditions pursuant to which Arretis, S.A.P.I. de C.V. (“Arretis”) and San Ángel Telecom, S.A. de C.V. acquired 5% of the capital stock of Tenedora Ares, S.A.P.I. de C.V. (“Tenedora Ares”),, which holds 51% of the capital stock of Grupo Cable TV, S.A. de C.V..

PARTIES	Sellers: Vamole Inversiones 2013, S.L., Sociedad Unipersonal and Thomas Stanley Heather Rodríguez Buyers: Arretis, S.A.P.I. de C.V. and San Ángel Telecom, S.A. de C.V.

DATE	August 13, 2014

PURCHASED SHARES	The Sellers sold and transferred to the Buyers, and the Buyer purchased and acquired from the Sellers, common shares representing 5% of the capital stock of Tenedora Ares.

PURCHASE PRICE	Ps.1,875,708,451.50

JURISDICTION	Mexican federal courts sitting in Mexico City.

GOVERNING LAW	The parties submitted to the applicable federal laws of Mexico.